UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of January 2007
Commission File Number 333-41516

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LUNA GOLD CORP.

(Exact name of registrant as specified in its charter)

Suite 920
475 West Georgia Street
Vancouver, BC, Canada V6B 4M9
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper
as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper
as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this
Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.

Yes _____ No ___X____

If "Yes" is marked, indicate below the file number assigned to the Registrant
in connection with Rule 12g3-2(b):82-___

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Luna Gold Corp.

"Timothy O. Searcy"

Date: January 16, 2007

Timothy O. Searcy, President, Chief Executive Officer and a member of the Board of Directors

Exhibit Index

The following document (bearing the exhibit number listed below) is furnished herewith and made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit No.	Description
1	**News Release - Vancouver, January 16, 2007 – Luna Gold Corp. (TSXV-LGC, OTCBB-LGCU)** ("Luna" or the "Company") is pleased to announce that it intends to carry out a non-brokered private placement of securities to raise gross proceeds of a minimum of C$3.0 million, subject to the approval of the TSX Venture Exchange. The private placement is being undertaken in order to satisfy a condition precedent to the closing of the acquisition of the shares of Aurizona Goldfields Corporation, as announced on December 21, 2006.



Suite 1050 - 625 Howe Street	**Tel: 1-604-689-7317**
Vancouver, BC V6C 2T6	**Fax: 1-604-688-0094**

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.

LUNA ANNOUNCES C$3.0 MILLION PRIVATE PLACEMENT

Vancouver, January 16, 2007 – Luna Gold Corp. (TSXV-LGC, OTCBB-LGCU) ("Luna" or the "Company") is pleased to announce that it intends to carry out a non-brokered private placement of securities to raise gross proceeds of a minimum of C$3.0 million, subject to the approval of the TSX Venture Exchange. The private placement is being undertaken in order to satisfy a condition precedent to the closing of the acquisition of the shares of Aurizona Goldfields Corporation, as announced on December 21, 2006.

The securities will be issued in the form of units at a price of C$0.45 per Unit, with each Unit consisting of one common share and one-half of one share purchase warrant. Each whole warrant will entitle the holder to purchase an additional common share of the Company at a price of C$0.70 for a period of 18 months from the date of issue.

The Company may pay a finder's fee of 7% of the gross proceeds, payable in cash, and 8% broker warrants.

Vendor Share Election
As contemplated under the Aurizona Goldfields Purchase Agreement between Eldorado Gold Corporation, Brascan (two Brascan subsidiaries are party to the deal: Brascan Recursos Naturais S.A., and Brascan Natural Resources S.A.) and Luna, announced on December 21, 2006, Luna will also be issuing 3 million shares to Eldorado at the closing of the transaction.

About Luna Gold Corp
Luna is a mining exploration company with a focus on gold development in Brazil and gold exploration in Nevada.

On behalf of the Board of Directors

LUNA GOLD CORP.
"Tim Searcy"

Tim Searcy, P. Geo. – President and CEO

Website: www.lunagold.com
For further information contact Investor Relations at (604) 689-7317 or toll free at 1-866-689-7317.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this press release.

Regulatory Footnotes

This news release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended or any state securities laws and may not be offered or sold within the United States or to U.S. persons unless registered under the United States Securities Act of 1933 and applicable state securities laws or an exemption from such registration is available.

Forward-Looking Statements:
Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors identified in Luna Gold Corp.'s periodic filings with Canadian Securities Regulators. Such forward-looking information represents management's best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Luna Gold does not assume the obligation to update any forward-looking statement.